PUBLIC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67738

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE NEW PENFACS, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE STILES ROAD, SUITE 201
                                   (No. and Street)

SALEM, NEW HAMPSHIRE   03079
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
       ERIK DEGREGORIO
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YOSHIDA & SOKOSLKI, PC
                 (Name – if individual, state last, first, middle name)

20 BURLINGTON MALL ROAD, SUITE 322, BURLINGTON, MA   01803
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11019488

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ ERIK DEGREGORIO _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ THE NEW PENFACS, INC. _____, as
of _____ DECEMBER 31 _____, 20 _10___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

ANGELA LYNN ORBEN, Commissioner of Deeds
My Commission Expires May 9, 2011

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE NEW PENFACS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2010 AND 2009



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
The New PenFacs, Inc.
Salem, New Hampshire

We have audited the accompanying statement of financial condition of The New PenFacs, Inc., (the "Company") as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

January 21, 2011

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 47,900	$ 44,470
Accounts receivable	2,050	4,725
Prepaid expenses	1,516	3,300
TOTAL ASSETS	$ 51,466	$ 52,495

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 2,143	8,239
TOTAL LIABILITIES	2,143	8,239
STOCKHOLDERS' EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and oustanding	$ 1,000	$ 1,000
Additional paid-in capital	26,316	26,316
Retained earnings	22,007	16,940
TOTAL STOCKHOLDERS' EQUITY	49,323	44,256
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 51,466	$ 52,495

THE NEW PENFACS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010
AND THE 14-MONTH PERIOD ENDED DECEMBER 31, 2009

NOTE 1   *NATURE OF BUSINESS*

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operates one office in Salem, New Hampshire. The Company is wholly owned by Ronald and Erik DeGregorio.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

NOTE 3   *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2010 and 2009, management believes no allowance is necessary.